RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

RECEIVED
2009 APR 22 P 2:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

09045936

April 16, 2009

Mr. Paul M Dudek
Securities and Exchange Commision
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Exemption No: 82-35009

SUPPL

Dear Mr Paul,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated April 16, 2009 forwarding therewith the shareholding pattern as per Clause 35 of the Listing Agreement entered into with the Stock Exchanges in India for the quarter ended March 31, 2009.

Copies of the above letters are enclosed for information and records.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl: As above

dw 4/23

Reliance Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

April 16, 2009

The Manager
National Stock Exchange of India Ltd
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RNRL

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532709

Dear Sir,

Sub: - Shareholding Pattern for the quarter ended March 31, 2009

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit the Shareholding Pattern of the Company for the quarter ended March 31, 2009.

Kindly take the same on record.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl: As above

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

April 16, 2009

The Manager
National Stock Exchange of India Ltd
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RNRL

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532709

Dear Sir,

Sub: - Shareholding Pattern for the quarter ended March 31, 2009

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit the Shareholding Pattern of the Company for the quarter ended March 31, 2009.

Kindly take the same on record.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl: As above

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE NATURAL RESOURCES LIMITED

Scrip Code : 532709 | As On : March 31, 2009

Category Code (I)	Category of Shareholder (II)	No of Share holders (III)	Total No of Shares (IV)	Number of shares held in dematerialised form (V)	Total Shareholding as percentage of total number of shares		Shares Pledged or otherwise encumbered	
					As a percentage of (A+B) (VI)	As a percentage of (A+B+C) (VII)	No of Shares Pledged (VIII)	As a % (IX) = (VIII) / (IV) *100
(A)	**Shareholding of Promoter and Promoter Group**							
(1)	**Indian**							
(a)	Individuals/Hindu Undivided Family	11	8845089	8844989	0.54	0.54	0	0.00
(b)	Central Government/State Governments	0	0	0	0.00	0.00	0	0.00
(c)	Bodies Corporate	23	886763053	886741550	54.50	54.30	0	0.00
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00	0	0.00
(e)	Any Other (Specify)							
	Sub -Total (A)(1)	**34**	**895608142**	**895586539**	**55.04**	**54.84**	**0**	**0.00**
(2)	**Foreign**							
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00	0	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00	0	0.00
(c)	Institutions	0	0	0	0.00	0.00	0	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00	0	0.00
	Sub -Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**	**0**	**0.00**
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**34**	**895608142**	**895586539**	**55.04**	**54.84**	**0**	**0.00**
(B)	**Public Shareholding**							
(1)	**Institutions**							
(a)	Mutual Funds /UTI	173	3256902	2783937	0.20	0.20	0	0.00
(b)	Financial Institutions/Banks	382	1095148	972306	0.07	0.07	0	0.00
(c)	Central Government/State Governments	59	1059535	56256	0.07	0.06	0	0.00
(d)	Venture Capital Funds	0	0	0	0.00	0.00	0	0.00
(e)	Insurance Companies	13	51364759	51361130	3.16	3.15	0	0.00
(f)	Foreign Institutional Investors	396	50779596	50656727	3.12	3.11	0	0.00
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00	0	0.00
(h)	Any Other (Specify)	0	0	0	0.00	0.00	0	0.00
	Sub -Total (B)(1)	**1023**	**107555940**	**105830356**	**6.61**	**6.59**	**0**	**0.00**

Reliance Natural Resources Limited

(2)	Non-Institutions							
(a)	Bodies Corporate	8546	89493077	88806366	5.50	5.48	0	0.00
(b)	i. Individual shareholders holding nominal share capital up to Rs.1 Lakh.	2638442	485200149	437557598	29.82	29.71	0	0.00
	ii. Individual shareholders holding nominal share capital in excess of Rs.1Lakh.	521	29899949	29322453	1.84	1.83	0	0.00
(c)	Any Other (Specify)				0.00	0.00	0	
1	NRIs / OCBs	20466	19388933	15393828	1.19	1.19	0	0.00
2	Pending Confirmation*	0	0	0	0.00	0.00	0	0.00
	Sub -Total (B)(2)	**2667975**	**623982108**	**571080245**	**38.35**	**38.21**	**0**	**0.00**
	Total Public Shareholding B=(B)(1)+(B)(2)	**2668998**	**731538048**	**676910601**	**44.96**	**44.79**	**0**	**0.00**
	TOTAL (A) +(B)	**2669032**	**1627146190**	**1572497140**	**100.00**	**99.63**	**0**	**0.00**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**1**	**5984232**	**5984232**	**0.00**	**0.37**	**0**	**0.00**
	GRAND TOTAL (A)+(B)+(C)	**2669033**	**1633130422**	**1578481372**	**100.00**	**100.00**	**0**	**0.00**

*** Physical shares pending for demat confirmation**

Reliance Natural Reso...

I(b) **Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"**

Sr. No.	Name of the shareholder (II)	No of shares (III)	Shares as a percentage of total number of shares {i.e. Grand Total (A)+(B)+(C) indicated in statement at para (I)(a) above} (IV)	Shares Pledged or otherwise encumbered		
				No of Shares Pledged (V)	As a % (VI) = (V)/(III)*100	As a % of grand total (A)+(B)+(C) of Sub-clause 1(a) (VII)
1	AAA Power Systems (Global) Private Limited	85 82 41 254	52.55	0	0.00	0.00
2	Reliance Capital Limited	1 64 92 758	1.01	0	0.00	0.00
3	Reliance Innoventures Private Limited	1 15 29 001	0.71	0	0.00	0.00
4	Sonata Investments Limited	5 00 000	0.03	0	0.00	0.00
5	Hansdhwani Trading Company Pvt Ltd	40	0.00	0	0.00	0.00
6	Anil D Ambani	18 59 171	0.11	0	0.00	0.00
7	JaiAnmol A. Ambani	16 69 759	0.10	0	0.00	0.00
8	JaiAnshul A. Ambani	100	0.00	0	0.00	0.00
9	Kokila D. Ambani	36 65 227	0.22	0	0.00	0.00
10	Tina A Ambani	16 50 832	0.10	0	0.00	0.00
	TOTAL	**89 56 08 142**	**54.84**	**0**	**0.00**	**0.00**

I(c) **Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr. No.	Name of the shareholder	No. of shares		Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in statement at para (I)(a) above}
1	LIFE INSURANCE CORPORATION OF INDIA			
	1.1 Life Insurance Corporation of India	39137344		
	1.2 Life Insurance Corporation of India	250		
	1.3 Life Insurance Corporation of India	576		
	1.4 Life Insurance Corporation of India	1850	39140020	2.40
	TOTAL			**2.40**

I(d) **Statement showing details of locked - in shares**

Sr. No.	Name of the shareholder	Category of Shareholders (Promoters / Public)	No of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in statement at para (I)(a) above}
1	AAA Power Systems (Global) Private Limited	Promoter	410000000	25.11
	TOTAL		**410000000**	**25.11**

II(a) **Statement showing details of Depository Receipts (DRs)**

Sr. No.	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in statement at para (I)(a) above}
1	GDR	29 92 116	59 84 232	0.37
	TOTAL		**59 84 232**	**0.37**

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in statement at para (I)(a) above}
1	Nil		0	0.00
	TOTAL		0	**0.00**

Reliance Natural Resources Limited